FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Receipt of a notice of tax assessment based on

transfer pricing taxation in Japan

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 30, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

June 30, 2008

For immediate release

To whom it may concern

Mitsui & Co., Ltd.

Receipt of a notice of tax assessment based on transfer pricing taxation in Japan

On June 30, 2008, Mitsui & Co., Ltd. (“Mitsui”) announced that it received a notice of tax assessment from the Tokyo Regional Tax Bureau (“TRTB”) in relation to the fiscal year ended March 31, 2002, as a result of an audit on a transfer pricing taxation in connection with the North West Shelf LNG Project in Western Australia.

In June 2007 and 2006, Mitsui already received notices of tax assessment in relation to the fiscal years ended March 31, 2001 and 2000, respectively, whose statute of the limitations then expired, subsequent to the TRTB’s transfer pricing audit which has been continuing since 2005. Mitsui is entirely unconvinced by the assessment determination and made protests to TRTB while it requested a mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia. Japanese and Australian tax authorities, seeking the elimination of the double taxation, have discussed this issue since September 2006, however, they have yet to reach agreement. Following this development, TRTB issued another notice of assessment for the fiscal year ended March 31, 2002 whose statute of the limitations will expire in the end of this June.

The corrected income amount is approximately 10.0 billion yen and the additional tax liabilities for the Corporation Tax, Enterprise Tax and Inhabitant Tax (the principal taxes and the additions to taxes) are to be computed as approximately 4.7 billion yen. This transaction will have no impact on the operating results for the year ending March 2009.

In relation to the assessment this time, Mitsui, while expecting the double taxation to be solved by the agreement between the two competent authorities, will make a protest to the TRTB and will request a mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia, as it did in the past two years.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.